EXHIBIT 99.1

                  "Free Translation into English of Quarterly Information (ITR)
                                 Originally Issued in Portuguese"


                                TELEMIG CELULAR PARTICIPACOES S.A.


                                            March 31, 2003

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                         02.558.118/0001-65
------------------------------------------------------------------------------------------------------------
4 - NIRE
55.300.005.770
------------------------------------------------------------------------------------------------------------


01.02 - HEADQUARTERS

------------------------------------------------------------------------------------------------------------
1 - ADDRESS                                                       2 - ZONE OR DISTRICT
SCN Quadra 03, BI A Sobreloja                                     Asa Norte
------------------------------------------------------------------------------------------------------------
3 - ZIP CODE          4 - CITY                                                              5 - DISTRICT
70713-000             Brasilia                                                              DF
------------------------------------------------------------------------------------------------------------
6 - AREA CODE          7 - PHONE NUMBER       8 - PHONE NUMBER         9 - PHONE NUMBER        10 - TELEX
061                    429-5600               -                        -                       -
------------------------------------------------------------------------------------------------------------
11 - AREA CODE         12 - FAX NUMBER        13 - FAX NUMBER          14 - FAX NUMBER
061                    429-5626               -                        -
------------------------------------------------------------------------------------------------------------
15 - EMAIL

------------------------------------------------------------------------------------------------------------


01.03 - DIRECTOR OF INVESTORS RELATION (Company's Mailing Address)

------------------------------------------------------------------------------------------------------------
1 - NAME
JOAO COX NETO
------------------------------------------------------------------------------------------------------------
2 - ADDRESS                                                       3 - ZONE OR DISTRICT
SCN Quadra 03, BI A Sobreloja                                     Asa Norte
------------------------------------------------------------------------------------------------------------
4 - ZIP CODE          5 -CITY                                                               6 - DISTRICT
70713-000             Brasilia                                                              DF
------------------------------------------------------------------------------------------------------------
7 - AREA CODE          8 - PHONE NUMBER       9 - PHONE NUMBER         10 - PHONE NUMBER       11 - TELEX
061                    429-5600               -                        -                       -
------------------------------------------------------------------------------------------------------------
12 - AREA CODE         13 - FAX NUMBER        14 - FAX NUMBER          15 - FAX NUMBER
061                    429-5626               -                        -
------------------------------------------------------------------------------------------------------------
16 - E-MAIL
jcox@telepart.com.br
------------------------------------------------------------------------------------------------------------


01.04 - REFERENCE / AUDITOR

------------------------------------------------------------------------------------------------------------
  CURRENT FINANCIAL YEAR                 CURRENT QUARTER                           PRIOR QUARTER
--------------- --------------------------------------------------------------------------------------------
1 - START       2 - END      3 - NUMBER     4 - START    5 - END      6 - NUMBER     7 - START     8 - END
------------------------------------------------------------------------------------------------------------
  01/01/2003    12/31/2003         1        01/01/2003   03/31/2003         3        10/01/2002   12/31/2002
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
9 - AUDITOR                                                                         10 - CVM
ERNST & YOUNG AUDITORES INDEPENDENTES S/C                                           00471-5
------------------------------------------------------------------------------------------------------------
11 - PARTNER                                                                        12 - CPF
Joao Ricardo Pereira da Costa                                                       722.071.677-04
------------------------------------------------------------------------------------------------------------

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                         02.558.118/0001-65
------------------------------------------------------------------------------------------------------------


01.05 - CAPITAL STOCK

------------------------------------------------------------------------------------------------------------
     Number of Shares          1 - CURRENT QUARTER         2 - PRIOR QUARTER       3 - SAME QUARTER PRIOR
      (In Thousands)               03/31/2003                 12/31/2002                    YEAR
                                                                                         03/31/2002
------------------------------------------------------------------------------------------------------------
Share Capital
------------------------------------------------------------------------------------------------------------
       1 - Common                         128,963,300                126,612,569                125,171,982
------------------------------------------------------------------------------------------------------------
       2 - Preferred                      217,788,637                213,818,805                211,385,993
------------------------------------------------------------------------------------------------------------
       3 - Total                          346,751,937                340,431,374                336,557,957
------------------------------------------------------------------------------------------------------------
Treasury Shares
------------------------------------------------------------------------------------------------------------
       1 - Common                                   0                          0                          0
------------------------------------------------------------------------------------------------------------
       2 - Preferred                                0                          0                          0
------------------------------------------------------------------------------------------------------------
       3 - Total                                    0                          0                          0
------------------------------------------------------------------------------------------------------------


01.06 - COMPANY PROFILE

------------------------------------------------------------------------------------------------------------
1 - COMPANY TYPE
Commercial, Industrial and Other
------------------------------------------------------------------------------------------------------------
2 - STATUS
Operational
------------------------------------------------------------------------------------------------------------
3 - NATURE OF CONTROL
Brazilian Holding
------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE
1990100 - Telecommunications
------------------------------------------------------------------------------------------------------------
5 - PRINCIPAL ACTIVITY
Cellular Telecommunication Services
------------------------------------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Total
------------------------------------------------------------------------------------------------------------
7 - AUDITOR OPINION
Unqualified
------------------------------------------------------------------------------------------------------------


01.07 - ENTITIES NOT INCLUDED IN THE CONSOLIDATED INTERIM FINANCIAL INFORMATION

------------------------------------------------------------------------------------------------------------
1 - Item        2 - CNPJ       3 - COMPANY NAME
------------------------------------------------------------------------------------------------------------
N/A             N/A            N/A
------------------------------------------------------------------------------------------------------------


01.08 - DIVIDENDS DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------
1 - Item     2 - Event        3 - Approval    4 - Dividend    5 - Payment Date    6 - Class   7 - Amount
------------------------------------------------------------------------------------------------------------
01           Shareholders'    03/19/2003      Dividends       04/01/2003          Preferred   0.0000693410
             Meeting
------------------------------------------------------------------------------------------------------------
02           Shareholders'    03/19/2003      Dividends       04/01/2003          Common      0.0000693410
             Meeting
------------------------------------------------------------------------------------------------------------

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                                              3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                                                 02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------


01.09 - CAPITAL STOCK CHANGES IN THE CURRENT FINANCIAL YEAR

------------------------------------------------------------------------------------------------------------------------------------
1 - Item   2 - Date of     3 - Share Capital         4 - Change                 5 - Source of      6 - Number of   7 - Stock Price
           Change          (In thousands of Reais)   (In thousands of Reais)    Change             Shares          at Issuance
------------------------------------------------------------------------------------------------------------------------------------
    01     03/19/2003                     263,040                     19,586    Capital Reserve         6,320,564     0.0030987100
------------------------------------------------------------------------------------------------------------------------------------
    02     03/19/2003                     263,040                      3,343    Capital Reserve                 0     0.0000000000
------------------------------------------------------------------------------------------------------------------------------------
    03     03/19/2003                     263,040                      9,884    Income Reserve                  0     0.0000000000
------------------------------------------------------------------------------------------------------------------------------------


01.10 - DIRECTOR OF INVESTORS RELATION

------------------------------------------------------------------------------------------------------------------------------------
1 - DATE                2 - SIGNATURE

------------------------------------------------------------------------------------------------------------------------------------

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                         02.558.118/0001-65
------------------------------------------------------------------------------------------------------------



02.01 - BALANCE SHEET - ASSETS (In thousands of Reais)


                                                                           March 31,         December 31,
                                                                             2003                2002
                                                                       ------------------  ------------------
ASSETS

Current Assets:
     Cash and Cash Equivalents                                                   124,406             117,521
     Deferred Income Tax and Social Contribution                                  21,650              21,650
     Recoverable Taxes                                                            28,930              26,744
     Interest on Capital Receivable                                               40,467              34,287
     Other current assets                                                            503                 352
                                                                       ------------------  ------------------
                                                                                 215,956             200,554
                                                                       ------------------  ------------------

Long-Term Assets:
     Deferred Income Tax and Social Contribution                                 143,748             149,210
     Related Parties                                                               1,727                 581
                                                                       ------------------  ------------------
                                                                                 145,475             149,791
                                                                       ------------------  ------------------

     Investments
       Subsidiaries                                                              474,049             440,327
       Other Investments                                                              60                  60
     Property and Equipment                                                        1,342               1,381
                                                                       ------------------  ------------------
                                                                                 475,541             441,768
                                                                       ------------------  ------------------


                                                                       ------------------  ------------------
Total Assets                                                                     836,882             792,113
                                                                       ==================  ==================

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                         02.558.118/0001-65
------------------------------------------------------------------------------------------------------------



02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
(In thousands of Reais)
                                                                          March 31,          December 31,
                                                                             2003                2002
                                                                      -------------------  ------------------
Current Liabilities:
  Current portion of long term debt                                                   88                  74
  Trade creditors                                                                  1,016                 518
  Taxes and Contributions                                                              0                 824
  Dividends                                                                       26,187              26,224
  Accrued Liabilities                                                              1,074                 869
  Other current liabilities                                                          724                  92
                                                                      -------------------  ------------------
                                                                                  29,089              28,601
                                                                      -------------------  ------------------

Non Current Liabilities:
  Long-term debt                                                                     228                 259
                                                                      -------------------  ------------------
                                                                                     228                 259
                                                                      -------------------  ------------------

Shareholders' Equity
  Share Capital                                                                  263,040             230,227
  Capital Reserves                                                               171,162             194,091
  Income Reserves                                                                125,820              84,968
  Retained Earnings                                                              247,543             253,967
                                                                      -------------------  ------------------
Total Shareholders' Equity                                                       807,565             763,253
                                                                      -------------------  ------------------


                                                                      -------------------  ------------------
Total Liabilities and Shareholders' Equity                                       836,882             792,113
                                                                      ===================  ==================

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                                              3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                                                 02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------



03.01 - STATEMENTS OF INCOME (In thousands of Reais)

                                                                          01/01/03 to    01/01/03 to     01/01/02 to    01/01/02 to
                                                                           03/31/03       03/31/03        03/31/02       03/31/02
                                                                         -------------- --------------  -------------- -------------
Operating Revenue (Expenses)
   General and administrative expenses                                         (4,849)        (4,849)         (7,013)        (7,013)
   Financial income                                                             8,874          8,874           4,779          4,779
   Financial expenses                                                            (871)          (871)           (311)          (311)
   Other operating income                                                           0              0              19             19
   Equity pick-up adjustment                                                   40,994         40,994          25,427         25,427
                                                                         -------------- --------------  -------------- -------------
Total Operating Revenue (Expenses)                                             44,148         44,148          22,901         22,901
                                                                         -------------- --------------  -------------- -------------
Operating Income
Non-operating income:
   Revenues                                                                        30             30              34             34
Income before income tax and social contribution                               44,178         44,178          22,935         22,935
Income tax and social contribution                                                185            185               -              -
Deferred income taxes                                                             (50)           (50)          4,266          4,266

                                                                         -------------- --------------  -------------- -------------
Net Income (Loss)                                                              44,313         44,313          27,201         27,201
                                                                         ============== ==============  ============== =============
Number of shares outstanding                                              346,751,937    346,751,937     336,557,975    336,557,975
Profit per Share                                                              0,00013        0,00013         0,00008        0,00008
Loss per Share


Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


1.  Operating Context

    Telemig Celular Participacoes S.A. is the holding company of Telemig Celular S.A, provider of cellular telephone services in the state of Minas Gerais. The company holds equity of 82.94% in its subsidiary, and 89.18% of voting capital.

    The concession for the rendering of services of cellular telecommunication of "A Band" to the subsidiary was granted on November 4, 1997. The concession will last until April 29, 2008 and may be renewed for one more period of 15 years.

    The services offered and the rates charged by the subsidiary are regulated by ANATEL, regulatory agency for the Brazilian telecommunications industry, according to the General Law of Telecommunications and its respective rules and regulations.

2.  Summary of Significant Accounting Policies

    a) Presentation of the interim financial information and consolidation criteria

       The interim financial information (holding Company and consolidated) have been prepared in accordance with accounting principles generally accepted in Brazil, standards and procedures determined by the Brazilian Securities and Exchange Commission ("CVM") and rules and regulations applicable to the concessionaires of telecommunication services, following the significant accounting principles described below.

       The consolidated interim financial information includes the accounts of the Company and its subsidiary Telemig Celular S.A. The consolidation process of the balance sheet and the income statement correspond to the sum of all the assets, liabilities, expenses and revenues of the Companies included in the consolidation, according to the nature of each balance, complemented by the elimination (i) of the interest, retained earnings and shareholders' capital maintained between the companies; (ii) of the current account balances and all the outstanding asset and liability accounts that were maintained among the companies; and (iii) minority interests.

       Certain balances of the balance sheets and of the statements of operations have been reclassified in order to allow comparability.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


2. Summary of Significant Accounting Policies -- Continued

    b) Cash equivalents

       Cash equivalents are considered to be highly liquid temporary cash investments with maturity of three months or less. The investments are accounted for at cost, increased by the earnings obtained until the balance sheet date.

    c) Allowance for doubtful accounts

       Management, based upon the most recent experience, evaluates the delinquency ratios on a timely basis with the objective of recording an allowance for trade accounts receivable, which recoverability is considered improbable.

    d) Inventories

       Inventories are stated at the lower of average cost or market. Inventories to be applied in the expansion of the operation are classified as property and equipment, and goods intended for maintenance or sale are classified as current assets.

    e) Investment

       The investment in subsidiary is recorded using the equity method, based upon the subsidiary's operations and is eliminated in the consolidation process.

    f) Property and equipment

       Property and equipment are stated at the cost of acquisition and/or construction less accumulated depreciation. Depreciation is provided using the straight-line method based upon the estimated useful lives of the underlying assets. The annual depreciation rates are as follows:

       Network equipment                                            12.5%
       Power equipment                                                20%
       Software                                                       20%
       Buildings                                                 5 to 10%
       Other assets (when applicable)                           10 to 20%

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


2.  Summary of Significant Accounting Policies - Continued

    f) Property and equipment -- Continued

       The interest and financial charges relating to the financing obtained for constructions in progress of the subsidiary are capitalized until the installation is placed into service. Maintenance and repairs are capitalized, when they represent improvement (increase of the useful lives or installed capacity).

       The recoverable value for the subsidiary's capital assets is periodically evaluated to determine whether the recoverable value is less then the related net book value. When that occurs, the subsidiary reduces its net book value to the recoverable value.

    g) Foreign currency transactions

       Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are readjusted monthly to the exchange rate at the month end. Exchange differences are recognized in the statement of operations when incurred.

    h) Income and social contribution taxes

       The income tax is computed based on pretax income adjusted for the exclusions and additions as determined by the Brazilian tax legislation, particularly with respect to the equity pick-up adjustment (holding Company), the allowance for doubtful accounts and the provision for contingencies. The social contribution was computed at official rates on the pretax income before income tax. Deferred income tax and social contribution is recorded, based on official rates, on the expected realization value of the tax benefit generated by the premium acquired from the Controlling company, tax loss carry forwards, negative basis of social contribution and for timing differences which deductibility or taxation will occur in the future.

       Management believes that the deferred income and social contribution taxes are realizable and is currently evaluating the best approach to realize those tax credits.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


2.  Summary of Significant Accounting Policies -- Continued

    i) Interest on capital

       The interest on capital is calculated in accordance with the Law no 9,249/95. The interest payable and receivable on own capital is recorded as financial expense and income, respectively, for taxation purposes. However, for financial information presentation purposes, the interest receivable is reclassified to investments and interest payable is reclassified to retained earnings, in such way that both items are demonstrated as distribution of profits, in accordance with CVM Deliberation 207/96.

    j) Provision for contingencies

       The provision for contingencies is recorded in order to cover eventual losses, based upon the legal counsels' opinions.

    k) Revenue Recognition

       Revenues for services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, charges for maintenance and other customer services. All services are billed monthly. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided.

    l) Pension plan

       The subsidiary (Telemig Celular S.A.) participates in pension plans that provides to its employees, pension and other post-retirement benefits. The contributions to the pension and other post-retirement benefits plans are determined based on actuarial studies and recorded as incurred.

    m) Employee Bonus

       The Company records for Bonus for its employees based upon the achievement of goals established for the year, subject to approval by the shareholders' meeting.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


3.  Related Parties Transactions

    The Company carries out transactions with some of its controlling shareholders and other related parties related to the rendering of certain services. Transactions with related parties are carried out on an arm's-length basis.

    a) Roaming Agreements

       The Company's subsidiary is a member of a national roaming committee of cellular operators that includes subsidiary of the affiliate Tele Norte Celular Participacoes S.A. (Amazonia Celular S.A. - Maranhao). The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulations, the subsidiary and other above mentioned companies facilitate roaming to their respective subscribers.


    b) Related Parties

                                                        Holding Company              Consolidated
                                                   ---------------------------  -------------------------
                                                     03/31/03      12/31/02     03/31/03      12/31/02
                                                   -------------- ------------  -----------  ------------
       Assets:
          Tele Norte Celular Participacoes S.A.               -            -        3,465             -
          Telemig Celular S.A.                            1,265          164            -             -
          Amazonia Celular S.A                              462          417        6,722         4,244
                                                   -------------- ------------  -----------  ------------
                                                          1,727          581       10,187         4,244
                                                   ============== ============  ===========  ============

       On March 19, 2003, Telemig Celular Participacoes S.A., its subsidiary (Telemig Celular S.A.) and related parties linked to its holding Company
       - Telpart Participacoes S.A. (Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A.) signed a new agreement for sharing human resources and administrative activities. The agreements were approved by Shareholders' Meeting of the Companies held at March 19,2003.

       The assets and liabilities are exclusively related to the agreements for sharing human resources and administrative activities, mentioned above.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


3.  Related Parties Transactions -- Continued

    c) Latinvest Asset Management

       At March 31, 2003, the Company has cash equivalents of R$124,405 (Holding Company) and R$568,637 (Consolidated) in quotas of a financial investment fund managed by Banco ABN Amro S.A. At the same date, 16% (Holding Company and Consolidated) of the portfolio of this fund was composed by quotas of FIF Red II, a fund managed by Latinvest Asset Management do Brasil Ltda., who manages third parties' investment funds, which in turn invest in the Company's stocks. The Latinvest Red II fund earned gross interest of 6.29% for the three months ended March 31, 2003 and the management fees are equivalent to the average fees paid by the Company.

4.  Accounts Receivable, net

                                                        Consolidated
                                           ------------------------------------
                                               03/31/03          12/31/02
                                           ------------------ -----------------

    Telecommunication services                      117,642           117,506
    Sales of handsets and accessories                13,686            20,847
                                           ------------------ -----------------
                                                    131,328           138,353
    Allowance for doubtful accounts                 (16,944)          (17,128)
                                           ------------------ -----------------
                                                    114,384           121,225
                                           ================== =================

5.  Investment in Subsidiary

    a) The details of the participation in Telemig Celular S.A. can be summarized as follows:

                                                  03/31/03          12/31/02
                                           ------------------ -----------------
       Share capital                                391,970           391,970
       Shareholders' equity                         571,138           530,713
       Net income for the period                     49,426            83,500
       % of ownership                                82.94%            82.94%
       % of voting shares                            89.18%            89.18%
       Number of shares held
       (in thousands):
           Preferred C                           11,792,622        11,792,622
           Other classes of preferred                 8,159             8,159
           Common                                 7,947,889         7,947,889
       Equity pick-up adjustment:
         From the subsidiary's net income            40,994            69,225

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


5.  Investment in subsidiary -- Continued

    b) Changes in the balance of investments:

                                                     03/31/03       12/31/02
                                                  ------------- --------------
       Balance at the beginning of the year           440,327        411,410
         Equity pick-up adjustment                     40,994         69,255
         Interest on capital receivable, gross         (7,272)       (40,338)
                                                  ------------- --------------
       Balance at the end of the year                 474,049        440,327
                                                  ============= ==============

    c) Other information:

       The holding Company's independent auditors reviewed the interim financial information of the subsidiary, Telemig Celular S.A.

6.  Debt


                                                                                        Consolidated
                                                                                   ------------------------
                                                                                   03/31/03     12/31/02
                                                                                   -----------  -----------
    Export Development Canada - EDC - The outstanding  balance includes foreign exchange  adjustments  and bears  interest of 1% per year above Libor.  The
    installments  are due on a semi-annual  basis,  with the final  installment       11,876       12,514
    due in October 2003.

    Export Development Canada - EDC - The outstanding balance includes foreign exchange adjustments and bears interest of 4.875% per year above Libor.
    Interest is due on a semi-annual basis. The entire principal is due on a
    semi-annual basis beginning in April 2003, with final due in April 2006.         472,787      498,195

    Banca  Commerciale  Italiana - The  outstanding  balance  includes  foreign exchange  adjustments and bears interest of 5.6% per year above Libor.  The
    interest is due on a semi annual  basis,  with the entire  principal due in            -       41,340
    September 2003.

    Dresdner Bank - The outstanding balance includes foreign exchange adjustments and bears interest of 5.4% per year above Libor. The interest
    is due on a semi-annual  basis,  with the entire  principal due in November       33,531       35,333
    2005.

    BNDES - The outstanding  balance is adjusted by the long-term interest rate
    (TJLP)  increased by 3.8% per year. The  installments are due monthly up to      157,780      170,600
    November 2005.

    BNDES - The outstanding  balance is adjusted by the BNDES currency  basket,
    increased by 3.8% per year. The  installments are due monthly up to January       78,069       88,862
    2006.

    Other                                                                              2,371        3,150
                                                                                   -----------  -----------
                                                                                     746,414      849,994
    Less: short term portion                                                        (235,412)    (285,932)
                                                                                   -----------  -----------
    Long-term portion                                                                521,002      564,062
                                                                                   ===========  ===========

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


6. Debt -- Continued

                                                                                        Consolidated
                                                                                   ------------------------
                                                                                   03/31/03     12/31/02
                                                                                   -----------  -----------
    Export Development Canada - EDC - The outstanding balance includes foreign exchange adjustments and bears interest of 1% per year above Libor. The installments are due on a semi-annual basis, with the final installment
    due in October 2003.                                                              11,876       12,514

    Export Development Canada - EDC - The outstanding balance includes foreign exchange adjustments and bears interest of 4.875% per year above Libor.
    Interest is due on a semi-annual basis. The entire principal is due on a
    semi-annual basis beginning in April 2003, with final due in April 2006.         472,787      498,195

    Banca  Commerciale  Italiana - The  outstanding  balance  includes  foreign exchange  adjustments and bears interest of 5.6% per year above Libor.  The
    interest is due on a semi annual  basis,  with the entire  principal due in            -       41,340
    September 2003.

    Dresdner Bank - The outstanding balance includes foreign exchange adjustments and bears interest of 5.4% per year above Libor. The interest
    is due on a semi-annual  basis,  with the entire  principal due in November       33,531       35,333
    2005.

    BNDES - The outstanding  balance is adjusted by the long-term interest rate
    (TJLP)  increased by 3.8% per year. The  installments are due monthly up to      157,780      170,600
    November 2005.

    BNDES - The outstanding  balance is adjusted by the BNDES currency  basket,
    increased by 3.8% per year. The  installments are due monthly up to January       78,069       88,862
    2006.

    Other                                                                              2,371        3,150
                                                                                   -----------  -----------
                                                                                     746,414      849,994
    Less: short term portion                                                        (235,412)    (285,932)
                                                                                   -----------  -----------
    Long-term portion                                                                521,002      564,062
                                                                                   ===========  ===========

    The financing contracts obtained by the subsidiary with the Banco Nacional de Desenvolvimento Economico e Social - BNDES and the Export and Development Canada - EDC have covenants related to the destination of funds as specified in the contracts, based principally on balance sheet related ratios. If an event of default occurs, the long term financing obtained with the above mentioned institutions may have their due dates anticipated. At March 2003 all covenants were attended by the subsidiary.

    The contract with the EDC (in the amount of R$472,787 as of March 31, 2003) is guaranteed by Telemig Celular Participacoes S.A. The contract with BNDES is secured by entailment of receivables at the amount of 1.5 times the highest monthly installment.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


7   Provision for Contingencies

                                                  Consolidated
                                        ----------------------------------
                                           03/31/03         12/31/02
                                        ---------------- -----------------
    Tax contingencies                          258,955           218,587
    Labor claims                                   886               871
    Civil claims                                 1,423             1,414
    Escrow deposits                           (227,476)         (189,796)
                                        ---------------- -----------------
                                                33,788            31,076
                                        ================ =================

    a) Telesystem International Wireless

       On March 26, 2003, Highlake International Business Company Ltd. ("Highlake"), which is indirectly controlled by Opportunity Fund and CVC/Opportunity Equity Partners L.P., acquired TPSA do Brasil's (former TIW - Telesystem International Wireless) total share ownership in Telpart Participacoes S.A. With the acquisition, all injunctions and legal proceedings involving TPSA and Opportunity have been settled, benefiting all companies direct and indirectly controlled by Telpart, which had its disputes with TPSA settled, including the dispute involving the reimbursement of expenses allegedly incurred by TIW on the Company's behalf. The dispute was settled with an agreement between TPSA, the Company and its subsidiary, in the amount of R$9,119.

    b) Tax contingencies

       It refers mainly to:

       i) ICMS over monthly fees, value-added services and activation fees - Management, supported by its legal advisors, understands that only telecommunications services should be subject to ICMS, a state value-added tax, and therefore, that the application of ICMS on monthly fees, value-added services and activation fees is unlawful, as these do not constitute telecommunications services. In December 1998, the subsidiary obtained a preliminary court ruling and stopped remitting the ICMS on fees, beginning to record a provision and to make escrow deposits of the amounts involved.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


7.  Provision for Contingencies -- Continued

    b) Tax contingencies -- Continued

       ii. INSS - On July 2nd 2002, the subsidiary was given a tax assessment from the Social Security National Institute - INSS, related to its responsibility of remitting the INSS contribution from services providers as well as 11% retention as stated in law 9,711/98. The subsidiary has recorded a provision in the amount of R$3,500 for eventual losses originating from this assessment, based on the opinion of its legal counsel.

    b) Labor claims

       The Company is subject to some labor claims proposed by its former employees. Management, supported by its legal advisors, believes that the provision recorded is sufficient to cover probable losses originated from unfavorable court rulings.

    c) Civil claims

       Civil claims mainly correspond to lawsuits proposed by its clients. Management, supported by its legal advisors, believes that the provision recorded is sufficient to cover probable losses originated from unfavorable court rulings.

8.  Shareholders' Equity

    a) Subscribed and paid-in capital

       Subscribed and paid in capital in the amount of R$263,040 on March 3, 2003 (R$230,227 on December 31, 2002) is comprised of 346,751,937 thousand shares (340,431,374 on December 31, 2002), being 128,963,300 thousand common shares (126,612,569 thousand on December 31, 2002) and 217,788,637 thousand preferred shares (213,818,805 thousand on December 31, 2002) without par value. The authorized capital is 700,000,000 thousand shares.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


8.  Shareholders' Equity -- Continued

    a) Subscribed and paid-in capital -- Continued

       On December 19, 2002, based on article 17 of Law N(0) 6,404/76 and alterations introduced by Law N(0) 10,303/01, the Extraordinary Shareholder's Meeting approved changes in the dividend policy for the preferred shares of the Company, ensuring priority in the case of capital refund, without premium, and in the payment of minimum dividends, non cumulative, according to the following criteria, alternatively, considering the higher resulting amount:

       I - 6% a year over the amount resulting from the division of paid-in capital by the total shares; or

       II - right to participate in the minimum mandatory dividends, according to the following:

        a) priority in receiving minimum non-cumulative dividends corresponding to 3% of the participation of the shares in total shareholders' equity; and

        b) right to participate in income distribution, in the same condition as the common shares, after such shares have safeguarded dividends equal to the minimum stated in item a.

9.  Financial Instruments

    a) General aspects

       The company and its subsidiary participate in transactions involving financial instruments in order to reduce the exposure to risks of interests and foreign currencies. The administration of these risks is carried out by means of the pre-determination of strategies and determination of exposure limits.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION
--------------------------------------------------------------------------------


9.  Financial Instruments -- Continued

    b) Market value of financial instruments -- Continued

       The market value of the financial assets and liabilities were determined based on available market information and appropriate valuation methodology. The use of different market assumptions and/or estimation methodologies could cause a different effect in the market-estimated values.

       The balance of the financial instruments on March 31, 2003 is equivalent to their market value, because they are recorded at their realization value. The book value of the swap contracts (Note 9c) on March 31, 2003 is greater than its market value, due to the discount that would be recorded, if the contracts were liquidated before maturity. Nevertheless, the company has no intention of liquidating its operations before maturity.

       The book value of the loans and financing on March 31, 2003 is approximately equivalent to their market value.

    c) Swap options

       The subsidiary has foreign currency swap option contracts in order to minimize eventual losses due to the devaluation of Brazilian Reais as compared to the US Dollar. At March 31, 2003, the nominal value of the swap contracts totaled R$282,755. The contracts are due from April 2003 to May 2006.

       The gains and losses incurred with such transactions occur from differences on the variation in contracted indexes over referred indexes and are recorded on the accrual basis as net financial income or expense. As of March 31, 2003 the receivable value of swap contracts totalized R$122,763, with R$113,022 being presented in other non-current assets and the remaining balance in other current assets.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

--------------------------------------------------------------------------------
     01770-1 TELEMIG CELULAR PARTICIPACOES S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - MANAGEMENT AND DISCUSSION ANALYSIS FOR THE QUARTER
--------------------------------------------------------------------------------


Refer to the Management Discussion and Analysis on consolidated interim financial information.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                         02.558.118/0001-65
------------------------------------------------------------------------------------------------------------



06.01 - CONSOLIDATED BALANCE SHEET (In thousands of Reais)

                                                                      March 31,             December 31,
                                                                        2003                    2002
                                                                 --------------------    --------------------
ASSETS

Current Assets:
     Cash and Cash Equivalents                                               590,701                 585,999
     Accounts Receivable, net                                                114,384                 121,225
     Recoverable Taxes                                                        28,930                  32,782
     Deferred Income Tax and Social Contribution                              36,937                  34,688
     Inventories                                                              18,631                  14,067
     Accounts Receivable from Hedge Operations                                 9,741                  18,103
     Prepaid amounts and other current assets                                 29,900                   5,753
                                                                 --------------------    --------------------
                                                                             829,224                 812,617
                                                                 --------------------    --------------------

Long-Term Assets:
     Deferred Income Tax and Social Contribution                             201,567                 198,043
     Recoverable Taxes                                                         7,672                   8,845
     Related Parties Transactions                                             10,187                   4,244
     Accounts Receivable from Hedge Contracts                                113,022                 139,683
     Other non-current assets                                                  2,358                   3,324
                                                                 --------------------    --------------------
                                                                             334,806                 354,139
                                                                 --------------------    --------------------

Permanent assets:
     Investments                                                                  60                      60
     Property and Equipment                                                  701,850                 734,786
                                                                 --------------------    --------------------
                                                                             701,910                 734,846
                                                                 --------------------    --------------------

                                                                 --------------------    --------------------
Total Assets                                                               1,865,940               1,901,902
                                                                 ====================    ====================

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                      3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                         02.558.118/0001-65
------------------------------------------------------------------------------------------------------------



06.02 - CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                     March 31,             December 31,
                                                                       2003                    2002
                                                               ----------------------  ----------------------
Current Liabilities:
  Current portion of long term debt                                          235,412                 285,932
  Trade creditors                                                             56,308                  67,717
  Taxes and Contributions                                                     35,431                  26,630
  Dividends                                                                   26,187                  26,224
  Interest on capital payable                                                  9,647                   8,346
  Accrued Liabilities                                                         28,992                  25,762
  Other current liabilities                                                   14,086                  11,781
                                                               ----------------------  ----------------------
                                                                             406,063                 452,392
                                                               ----------------------  ----------------------

Non Current Liabilities:
  Long term debt                                                             521,002                 564,062
  Provision for contingencies                                                 33,788                  31,076
  Other non-current liabilities                                                  433                     433
  Minority Interest                                                           97,089                  90,386
                                                               ----------------------  ----------------------
                                                                             652,312                 685,957
                                                               ----------------------  ----------------------

Shareholders' Equity
  Share Capital                                                              263,040                 230,227
  Capital Reserves                                                           171,162                 194,091
  Income Reserves
     Legal Reserve                                                            18,943                  18,943
     Realizable Profit Reserve                                                66,025                  66,025
                                                                              40,852                       -
   Retained Earnings                                                         247,543                 253,967
                                                               ----------------------  ----------------------
                                                                             807,565                 763,253
                                                               ----------------------  ----------------------



                                                               ----------------------  ----------------------
Total Liabilities and Shareholders' Equity                                 1,865,940               1,901,062
                                                               ======================  ======================

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                                              3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                                                 02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------



07.01 - CONSOLIDATED STATEMENTS OF INCOME
                                                                     01/01/03 to     01/01/03 to      01/01/02 to      01/01/02 to
                                                                      03/31/03         03/31/03        03/31/02         03/31/02
                                                                    --------------- ---------------- ---------------  --------------
   Gross Revenue                                                          321,024          321,024         279,542          279,542
   Deductions                                                             (68,441)         (68,441)        (59,793)         (59,793)
                                                                    --------------- ---------------- ---------------  --------------
Net Revenue                                                               252,583          252,583         219,749          219,749
   Cost of Services and Goods Sold                                       (118,593)        (118,593)       (100,092)        (100,092)
                                                                    --------------  ---------------- ---------------  --------------

Gross Profit                                                              133,990          133,990         119,657          119,657
Operating Revenue (Expenses)
   Selling Expenses                                                       (40,013)         (40,013)        (41,350)         (41,350)
   General and administrative expenses                                    (34,823)         (34,823)        (26,650)         (26,650)
   Financial income                                                        40,850           40,850          19,497           19,497
   Financial expenses                                                     (23,459)         (23,459)        (22,748)         (22,748)
   Other operating income                                                       -                -               -                -
                                                                    --------------- ---------------- ---------------  --------------
Total Operating Revenue (Expenses)                                        (57,445)         (57,445)        (71,251)         (71,251)
                                                                    --------------- ---------------- ---------------  --------------
Operating Income                                                           76,545           76,545         (48,406)         (48,406)
                                                                    --------------- ---------------- ---------------  --------------
Non-operating income
   Revenues                                                                   709              709              39               39
   Expenses                                                                  (839)            (839)            (33)             (33)
                                                                    --------------- ---------------- ---------------  --------------
Income before taxes and participation                                      76,415           76,415          48,412           48,412
Income Tax and Social contribution                                        (32,283)         (32,283)        (22,525)         (22,525)
Deferred Income Tax                                                        11,191           11,191          10,322           10,322
Profit Sharing                                                             (2,578)          (2,578)         (3,777)          (3,777)
Minority Interest                                                          (8,432)          (8,432)         (5,231)          (5,231)
                                                                    --------------- ---------------- ---------------  --------------
Net Income (Loss)                                                          44,313           44,313         (27,201)         (27,201)
                                                                    =============== ================ ===============  ==============

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY



01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM         2 - COMPANY NAME                                                                              3 - CNPJ
01770-1         TELEMIG CELULAR PARTICIPACOES                                                                 02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------




07.01 - CONSOLIDATED STATEMENTS OF INCOME (In thousands of Reais)

                                                                     01/01/03 to     01/01/03 to      01/01/02 to      01/01/02 to
                                                                      03/31/03         03/31/03        03/31/02         03/31/02
                                                                    --------------- ---------------- ---------------  --------------
NUMBER OF SHARES                                                      346,751,937      346,751,937     336,557,975      336,557,975
INCOME PER SHARE                                                          0.00013          0.00013         0.00008          0.00008
LOSS PER SHARE


Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


1.   Coverage

     The analysis were based on consolidated figures of Telemig Celular Participacoes S.A. and comprise the period from 01/01/2003 to 03/31/2003 compared to the prior quarters and corresponding quarters of previous year.

2.   Operational Performance

     Customers base

     The Company's finished the 1Q03 with a total customer base of 1,958,182. Quarter-over-quarter, this represents a 1.8% increase. Year-over-year, this represents a 16.9% increase in the client base. Net additions amounted to 35,326 for the quarter.

     For the first quarter of 2003, net additions of prepaid customers were 43,099, bringing the total prepaid base to 1,309,164 or 67% of the total base. The postpaid base decreased by 7,773 customers, ending the quarter with 649,018 customers or 33% of the total base.

                                        Client Base

     Clients (000)                1Q02      2Q02      3Q02      4Q02     1Q03

                      Prepaid      964     1,033     1,152     1,266    1,309
                      Postpaid     712       679       658       657      649
                      Total      1,675     1,732     1,809     1,923    1,958

     Churn

     For the first quarter of the year, the blended annualized churn rate increased to 35% from the 33% registered in the 4Q02, mainly due to a higher prepaid churn rate during the quarter. The annualized prepaid churn rate during the same period increased to 40% from the 35% reported for the previous quarter. For postpaid clients, the annualized churn rate for the 1Q03 decreased to 25% from the 29% registered in the 4Q02.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


2.   Operational Performance -- Continued

     Churn -- Continued

                               Churn (Annualized)

                1Q02      2Q02      3Q02      4Q02      1Q03
                 43%       36%       37%       33%       35%

     Minutes of Usage (MOU) and Average Revenue Per User (ARPU)

     Postpaid MOU (minutes of use) for 1Q03 totaled 179, representing a 6% decrease when compared to the 191 registered in the previous quarter. This decrease is associated with seasonality and to fewer business days during the quarter. The reduction in usage was more than offset by the increase in tariffs for outgoing and incoming calls during the quarter, with postpaid ARPU (average revenue per user) reaching R$73 in the 1Q03 compared to the R$71 registered in the 4Q02.

     Prepaid MOU decreased as well to 56 from 68 quarter-over-quarter. The decrease in usage was partially offset by the increase in tariffs for outgoing and incoming calls during the quarter. As a result, prepaid ARPU remained fairly stable at R$21 in the 1Q03 compared to the R$22 reported in the 4Q02.

     Blended ARPU has remained fairly stable as well at R$38 compared to the R$39 registered in the 4Q02.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


2.   Operational Performance -- Continued

     Minutes of Usage (MOU) and Average Revenue Per User (ARPU) -- Continued

                                      ARPU (R$)

                        1Q02      2Q02      3Q02      4Q02      1Q03

            Prepaid       20        21        21        22        21
            Postpaid      64        68        70        71        73
            Blended       39        40        40        39        38

     Market Share

     Market share was estimated at 62% compared to the 64% registered in the previous quarter. Gross sales share for 1Q03 was an estimated 55%.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


3.   Income Statement

     The following comments are based on the income statement shown below:


                                                            INCOME STATEMENT (BR GAAP)

                                                                                                                         (in R$ 000)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 2002                                     2003              Var %
                                                                                                                         (1Q03/4Q02)
                                        1st Quarter   2nd Quarter    3rd Quarter     4th Quarter      1st Quarter
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS                    263,892       271,030       282,,444         295,816          295,788              0.0%
Equipment Revenues - GROSS                   15,650        17,869         24,553          37,113           25,236            -32.0%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                      279,542       288,899        306,997         332,929          321,024             -3.6%
Taxes                                       (59,793)      (60,836)       (67,105)        (73,227)         (68,441)            -6.5%


Service Revenues - NET                      207,060       213,521        220,023         229,209          231,838              1.1%
Equipment Revenues - NET                     12,689        14,542         19,869          30,493           20,745            -32.0%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                        219,749       228,063        239,892         259,702          252,583             -2.7%


Cost of Services                             53,027        53,468         53,550          60,540           59,819             -1.2%
Cost of Equipment                            12,688        15,566         21,659          37,973           23,752            -37.5%
Selling & Marketing Expenses                 31,960        40,687         45,312          44,418           33,989            -23.5%
Bad Debt Expense                              6,869         5,195          2,940           3,185            4,025             28.3%
General & Administrative Expenses            16,462        15,973         17,702          14,642           21,973             50.1%
-----------------------------------------------------------------------------------------------------------------------------------


EBITDA                                       98,743        97,147         98,729          98,943          109,026             10.2%
%                                             47.7%         45.5%          44.9%           43.2%            47.0%              8.9%


Depreciation & Amortization                  47,086        47,042         52,200          53,395           49,870             -6.6%
Interest Expense(1)                          22,032        18,127         29,689          22,948           56,102            144.5%
Interest Income                             (19,497)      (81,807)      (179,757)         21,714          (40,850)          -288.1%
Foreign Exchange Loss                           716       106,967        210,396         (68,884)         (32,643)           -52.6%
Others                                        3,771         7,074          1,716           4,794            2,709            -43.5%
Income Taxes                                 12,203        (6,466)       (11,040)         17,618           21,092             19.7%
Minority Interests                            5,231         1,025           (675)          8,120            8,432              3.8%
-----------------------------------------------------------------------------------------------------------------------------------

Net Income                                   27,201         5,212         (3,800)         39,238           44,313             12.9%

-----------------------------------------------------------------------------------------------------------------------------------

Number of shares (thousand)             336,557,975   340,431,374    340,431,374     340,431,375      346,751,938              1.9%
Earnings per thousand shares (R$)             0.081         0.015         (0.011)          0.115            0.128              10.8%
Earnings per ADS (R$)                         1.616         0.306         (0.223)          2.305            2.556              10.9%

-----------------------------------------------------------------------------------------------------------------------------------


(1) Interest paid 1Q02 - R$7,665 thousand, and 2Q02 - R$20,112 thousand, 3Q02 - R$9,027 thousand, 4Q02 R$30,762 thousand and, 1Q03 - R$8,257 thousand.


     Revenue

     Net service revenues totaled R$231.8 million for the quarter, an increase of 12% year-over-year but largely flat when compared to the previous quarter. Net equipment revenues totaled R$20.7 million, a reduction of 32% over the previous quarter. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter. As a result, total net revenues were R$252.6 million for the quarter, 3% lower when compared with the previous quarter.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


3. Income Statement -- Continued

     For the 1Q03, handset subsidies for client acquisition were R$3.0 million or R$14.6 per gross addition, higher than the R$11.5 registered during 2002.

     Cost of services and goods sold and operating expenses

     Cost of services for the 1Q03 totaled R$59.8 million, 1% lower when compared with the previous quarter.

     Selling and marketing expenses for the quarter totaled R$34.0 million, down 24% quarter-over-quarter, as a result of lower gross additions in the quarter mainly due to seasonal factors.

     General and administrative expenses totaled R$22.0 million during the first quarter. As compared to the previous quarter, such expenses increased 51%. The increase was due to a non-recurring event related to the Company's decision to enter into a mutual release agreement in order to eliminate all risks stemming from several pending disputes with Telesystem International Wireless (TIW). Disbursements incurred under this agreement impacted the Company's quarterly results by R$9.1 million. The release includes settlement of disputes arising out of TIW's claim to collect amounts allegedly disbursed on behalf of the Company. Excluding this non-recurring payment, total general and administrative expenses would have been 5.5% of net service sales versus the 8.0% reported for the same period of the previous year. Compared to previous quarter, the adjusted general and administrative expenses would have been R$1.8 million lower, primarily due to lower headcount and consulting expenses.

     Customer acquisition cost for the first quarter of 2003 decreased to R$101 from the R$143 reported in the 4Q02. This can be primarily attributed to lower sales efforts during the first quarter as a result of seasonal factors mentioned above and the higher percentage of prepaid customers added during the period.

     Retention costs for the 1Q03 represented 6.4% of net service revenues, in line with the 6.2% registered during the same quarter last year, but significantly lower than the average 7.9% of fiscal year 2002.

     Bad debt remained relatively stable at 1.7% of net service revenues when compared to the 1.4% registered in the previous quarter but was significantly lower than the 3.3% recorded in the same period in 2002. When calculated against total net revenues, bad debt reached 1.6% during 1Q03.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


3.   Income Statement -- Continued

     Cost of services and goods sold and operating expenses -- Continued

                                  Bad Debt (%)

                                 1Q02      2Q02      3Q02      4Q02      1Q03

     % of net service revenues   3.3%      2.4%      1.1%      1.4%      1.7%
     % of total net revenus      3.1%      2.3%      1.2%      1.2%      1.6%

     EBITDA

     EBITDA and EBITDA margin (excluding handsets) for the first quarter of 2003 reached R$109.0 million and 47.0%, respectively, compared to the R$98.9 million and 43.2% registered in the previous quarter. Excluding the non-recurring general and administrative expenses, EBITDA and EBITDA margin would have reached R$118.1 million and 51.0%, respectively.


                              EBITDA (R$ millions)

                                 1Q02      2Q02      3Q02      4Q02      1Q03

           EBITDA                98.7      97.2      93.7      93.9     109.0
           EBITDA Margin         47.7%     45.5%     44.9%     43.2%     47.0%

     Depreciation and amortization

     For the 1Q03, depreciation and amortization reached R$49.9 million, a decrease of R$3.5 million when compared to the previous quarter. The decrease is related to the completion of the billing system depreciation, which is expected to be replaced by the 3Q03.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


3.   Income Statement -- Continued

     Financial income, net

                                                    R$ millions

                                                4Q02            1Q03

        Interest Expense(a)                    (22.9)          (56.1)
        Interest Income (b)                    (21.7)           40.9
        Foreign Exchange Gain (Loss) (c)        68.9            32.6
        Net Financial Income (Expense)          24.2            17.4

     Note: (a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; (b) Interest income: includes results of cash investing activities and gains on hedging operation (if any); (c) Foreign exchange loss: almost exclusively reflects currency devaluation changes on debt principal and interest payable.


     Detailed financial income (net of taxes*)

                                                                  R$ millions

                                                                  4Q02    1Q03

        Expense related to debt denominated in foreign currency   55.2    21.2
        Gain (loss) on hedging operations                        (54.9)  (33.7)
                                                                -------  ------
        Subtotal                                                   0.3   (12.5)

        Expense related to debt denominated in Reais              (5.9)   (5.8)
        Financial expense (debt related)                          (5.6)  (18.3)
        Net financial expense (not related to debt)**             (2.3)   (1.7)
                                                                -------  ------
                                                                  (8.0)  (20.0)
        Interest income - cash investing activities               32.2    37.4
        Net Financial Income (Expense)                            24.2    17.4

     *  Net of PIS/COFINS on interest income.
     ** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.


     Net Income

     Net income for the 1Q03 totaled R$44.3 million, or R$2.556 per ADS (R$0.128 per thousand shares).

4.   Capital Expenditures

     During the first quarter of 2003, Telemig Celular's capital expenditures were R$12.3 million. It should be noted that reduced capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


4.   Capital Expenditures -- Continued

        CAPEX (R$ millions)   1Q02      2Q02      3Q02      4Q02     1Q03

        Network                4.3      12.1      12.4      17.8      3.2
        IS/IT                  3.4       3.2      21.6       4.8      8.5
        Others                 0.4       0.8       2.4       0.9      0.6
        TOTAL                  8.1      16.1      36.4      23.5     12.3


5.   Financial Information

     Free cash flow

     Free cash flow for the quarter was a positive R$75.8 million.

     Cash flow

                              CASH FLOW (BR GAAP)

                                                                          R$ 000
     ---------------------------------------------------------------------------
                                                                        1Q03
        Operating Activities
        Net income (loss)                                               44,313
        Adjustments to reconcile net income (loss) to net cash
        provided by operating cash activities
           Depreciation and amortization                                49,870
           Monetary variation and foreign exchange loss
           (principal)                                                 (30,090)
           Unrealized loss (income) on hedging operations               35,023
           Deferred income taxes and social charges                    (11,191)
           Minority interest                                             8,432
           Other                                                           107
        Changes in operating assets and liabilities                    (16,180)
                                                                     -----------
        Net cash provided by operating activities                       80,284
     ===========================================================================
        Investing Activities
           Proceeds from sale of property, plant and equitpment            709
           Investment acquisition                                          (50)
           Capital expenditures                                        (12,287)
                                                                     -----------
        Net cash used in investing activities                          (11,628)
     ===========================================================================
        Financing Activities
           Amortization of loans                                       (63,490)
           Payment of dividends and interest on capital                   (464)
                                                                     -----------
        Net cash provided by financing activities                      (63,954)
     ===========================================================================
        Net increase (decrease) in cash and cash equivalents             4,702
     ===========================================================================
        Cash and cash equivalents, beginning of the period             585,999
     ===========================================================================
        Cash and cash equivalents, end of the period                   500,701

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY


08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


5.   Financial Information -- Continued

     Debt

     As of March 31, 2003, the Company's indebtedness was partially offset by cash and cash equivalents (R$590.7 million) and accounts receivable from hedging operations (R$122.8 million), resulting in net debt of R$42.9 million. Total debt was R$756.4 million, with 79% denominated in foreign currencies (68.8% denominated in U.S. Dollars and 10.3% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 86% was hedged.

     Financial ratios

            Ratios                         1Q02    2Q02    3Q02    4Q02   1Q03

        Net Debt/EBITDA(1)                 0.49    0.53    0.47    0.27   0.11
        Net Debt/Total Assets               11%     12%     10%      6%     2%
        Interest Coverage Ratio (1)         6.0     6.2     6.3     5.8    5.9
        Current Liquidity Ratio             2.4     2.2     2.0     1.8    2.0

        (1)  Last twelve months


     Debt payment schedule

     The debt is distributed as detailed below:

                                                           % denominated in
           Year                   R$ millions              foreign currency

        2003                            213.6                           79%
        2004                            222.0                           73%
        2005                            250.6                           78%
        2006 and beyond                  70.2                          100%


6.   Launch of New Plan

     In the beginning of the 2Q03, Telemig Celular introduced a new relationship program to replace its loyalty program. The new program focuses on enhancing client relationships, by rewarding high-usage clients or those who have been with the Company for long time, through several means such as free minutes, accessories or discounts on handsets, among others. Under the brand of "Voce" ("You"), the program is available to the entire customer base and incorporates all the benefits of the previous loyalty program. With the implementation of this program, the Company expects to reduce churn rates by year-end.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


6.   Launch of New Plan -- Continued

           Old Loyalty Program                      New Relationship Program

     Focus on retention                     ---->   Focus on relationship
     Available to part of the client base   ---->   Available to all clients
     Non-integrated actions                 ---->   Integrated actions
     Low visibility                         ---->   High visibility


7.   Brasil Celular Consortium

     The analysis of establishing technical, operational and commercial cooperation between the companies involved in the Brasil Celular Consortium is currently being evaluated and progress is being made about the benefits of forming this Consortium.

8.   Changes in the Shareholder Structures of the Controlling Shareholder

     As of March 26, 2003, the shareholder structure of the controlling shareholder of the company, Telpart Participacoes S.A. ("Telpart") changed. Highlake International Business Company Ltd., which is indirectly controlled by investment and mutual funds managed by Opportunity, acquired TPSA do Brasil's (previously named TIW do Brasil Ltda.) total share ownership in Telpart.

9.   Outlook

     For the second quarter of 2003, Telemig Celular expects to maintain gross sales share at approximately 50%. The Company expects higher growth in the client base due to Mothers' Day and Valentine's Day sales campaigns. Net additions are expected to come primarily from prepaid customers. ARPU should increase slightly for both postpaid and prepaid users.

     Telemig Celular expects mobile penetration, within the Company's concession area, to increase to 22% by year-end from the current level of 19%.

     Excluding an eventual technological transition, total capital expenditures for the year are expected to reach R$90 million.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

08.01 - MANAGEMENT, DISCUSSION AND ANALYSIS ON CONSOLIDATED INTERIM FINANCIAL INFORMATION


                                   **********



This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

BRAZILIAN FEDERAL PUBLIC SERVICE
CVM - COMISSAO DE VALORES IMOBILIARIOS
ITR - QUARTERLY INFORMATION AS OF MARCH 31, 2003                       STATUTORY

17.01 - INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT - UNQUALIFIED


The Board of Directors and Shareholders
Telemig Celular Participacoes S.A.
Brasilia - DF


We have carried out a special review of the accompanying quarterly information
(ITR) of Telemig Celular Participacoes S.A. as of and for the three months ended March 31, 2003, which comprises the balance sheet, the statement of income, management's discussion and analysis and relevant information prepared in accordance with accounting principles established by the Brazilian Corporate Law.

We conducted our review in accordance with specific standards established by the Brazilian Auditors' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by the Brazilian Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the required quarterly information.

                            Brasilia, April 22, 2003

               [ERNST & YOUNG LOGO GRAPHIC OMITTED] ERNST & YOUNG
                           Auditores Independentes S/C
                              CRCSP015.199/0-6-S-DF


                          Joao Ricardo Pereira da Costa
                        Accountant CRC1RJ066.748/O-3-S-DF